EXHIBIT 99.1
                                                                    ------------


                     COMPTON ADVISES THAT IT WILL CONTINUE
                TO PURSUE APPROVAL OF NORTH OKOTOKS WELL LICENCES

FOR IMMEDIATE RELEASE                                          OCTOBER 27, 2005

CALGARY, ALBERTA - Compton Petroleum Corporation ("Compton") advises that it has informed the Alberta Energy and Utilities Board ("the Board") that Compton plans to continue to pursue the Board's approval of its applications for licences to drill sour natural gas wells in the Okotoks Field in the area southeast of Calgary.

Based on evidence presented at a seven week public hearing earlier this year, the Board released Decision 2005-060 on June 22, 2005. This decision found that the proposed wells can be drilled, completed and operated safely. At present, Compton is producing the reserves from this area from two existing gas wells which have operated safely for over 20 years. However, Compton continues to believe that it is in the broader Alberta public interest for the gas reserves of this area to be depleted on an accelerated basis. With that objective at the forefront, Compton has and intends to continue to pursue the authorization of the Board for approval to drill these additional wells to deplete these reserves more rapidly.

Compton appreciates that the Board's final approval of its well licence applications will only be issued if Compton can gain the Board's approval of a revised Emergency Response Plan, which will only be presented after further public consultation has occurred. Compton is currently directing its efforts towards the co-operative development of an Emergency Response Plan that can be presented to the various stakeholders, and that will ultimately be considered to be acceptable by the Board.

Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development and production of natural gas, natural gas liquids and crude oil in the Western Canadian Sedimentary Basin. The Company's common shares are listed and traded on the Toronto Stock Exchange ("TSX") under the symbol "CMT" and is included in both the TSX Composite index and the TSX MidCap Index

For further information: Compton Petroleum Corporation, D.C. Longfield, VP Special Projects. Telephone (403)237-9400 Fax (403)237-9410

Website: WWW.COMPTONPETROLEUM.COM   Email: investorinfo@comptonpetroleum.com